December 17, 2008
Russell Mancuso
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street NE
Washington, DC 20549

Re:	SinoHub, Inc.
Registration Statement on Form S-1
Filed October 24, 2008
File No. 333-154731

Dear Mr. Mancuso:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to SinoHub, Inc. (the “Company”) dated November 20, 2008.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Fee Table

Staff Comment 1:         Given that you are registering the resale of your common stock – not the exercise of the warrants by the current warrant holders, the purpose of your references to Rule 457(g) is unclear. Please revise or advise.

1.  Please see revised fee table.

Prospectus

Staff Comment 2:         In the forepart of your prospectus, please eliminate reliance on defined terms like those in parentheses on page 1. In other sections of your document, please avoid reliance on defined terms. See Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 3, 4, 5, 16, 39, and 40 available on our web site at http://www.sec.gov/interps/legal/cfslb7a.htm.

2.  Please see revised disclosure.

Overview, page 1

Staff Comment 3:         Please disclose in concrete, everyday words what it means to be a “supply chain management service provider.”

3.  Please see revised disclosure.

Staff Comment 4:         Please provide us support for the reference to “world class” in the second sentence of this section.

4.  We have deleted references to “world class”.

Risk Factors, page 2

Staff Comment 5:         Please add a risk factor to highlight the inability of other investors to effect change in the company given the percentage of shares owned by your officers and directors and Jan Rejbo.

5.  Please see added disclosure.

SinoHub may be sued or become a party to litigation, page 3

Staff Comment 6:         Please clarify how this risk is specific to your company, industry or offering.

6.  We have deleted the risk factor, as we have no claims experience to merit the disclosure.

Compliance with Section 404, page 3

Staff Comment 7:        Please highlight in this risk factor that the conclusion in your most recent annual report that your internal control over financial reporting was not effective. Also highlight your recent conclusion that your disclosure controls and procedures were not effective.

7.    Please see revised disclosure.

Risks Related to the People’s Republic of China, page 4

Staff Comment 8:         Please clarify how each of the issues mentioned in the bullet points are specific to you. Add separate risk factors as appropriate. For example, it is unclear how “challenges to, or failure of, title” is a material risk. It is also unclear what export and import restrictions affect you and what tariffs, customs, duties and other trade barriers affect your business.

8.  Please see revised disclosure.

Staff Comment 9:         Please clarify what conditions “threaten the safety” of your employees.

9.  We have deleted the reference.

Staff Comment 10:       Please add a risk factor that highlights the risk if you fail to meet obligations under Chinese law that enable the distribution of profits earned in the People’s Republic of China to entities outside of the People’s Republic of China.

10. Please see added disclosure.

Use of Proceeds, page 7

Staff Comment 11:       Please reconcile the disclosure in the second paragraph regarding proceeds to you from securities that you are offering “under this prospectus” with the disclosure on the prospectus cover that the securities are being offered by the selling stockholders.

11.  Please see revised disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

Overview, page 8

Staff Comment 12:       Please clarify how you have a service team of more than 100 employees given the disclosure on page 28 that you have 103 full-time employees, including employees in accounting and your chief financial officer and corporate secretary.

12. Please see revised disclosure.  Nearly every one of our employees is involved in some way in servicing our customers.  We now have 106 employees and almost every one of them is servicing customers, including the employees in Finance who work on financing arrangements with customers, producing official invoices and providing other support services. Even the company’s CEO makes frequent and direct contact with our customers.

History and Basis of Reporting, page 9

Staff Comment 13:       It is unclear why your company was not liquidated in connection with the 1994 bankruptcy filing. Please provide us a copy of the 1995 “dismissal.”

13.  No significant assets remained after the bankruptcy proceeding.  The disclosure has been revised to state that the case was “closed”.  A copy of the order is below.

TO THE HONORABLE BANKRUPTCY JUDGES FOR THE DISTRICT OF UTAH:

THE TRUSTEE of the estate of the above-named debtor states:

That he has received neither money nor property of this estate or has received a minimal amount of money; that he has made diligent inquiry into the whereabouts of property belonging to the estate (unless the case has been dismissed); that there are minimal or no assets in the estate over and above the exemptions claimed by the debtor and no objection has been filed to those exemptions; that funds collected, if any, are insufficient to warrant administration as an asset case and have been returned to the debtor; that any nonexempt real or personal property listed by the debtor, if not previously abandoned by the trustee, is hereby abandoned, or if the case has converted to a case under Chapter 13, that any assets collected by the Trustee have been delivered to the Chapter 13 Standing Trustee.

Pursuant to FRBP 5009, the Trustee hereby certifies that the estate of the above-named debtor(s) has been fully administered.

WHEREFORE, the Trustee prays that this report be approved, and that he be discharged from further duties as trustee.

DATED:	February 3, 1995	TRUSTEE:

ORDER APPROVING TRUSTEE’S REPORT

It appearing to the Court that the Trustee in the above-entitled case has filed the proper report and has performed all other duties required in the administration of this estate;

IT IS ORDERED that the forgoing report be and it is hereby approved; that the Trustee be discharged and relieved of his trust; and that the bond of the Trustee be canceled and the surety and sureties thereon be released from further liability thereunder, except any liability which may have accrued during the time such bond was in effect; and that, unless this case was converted to a case under another Chapter of the Bankruptcy Code, this case is hereby closed.

DATED:	MAR 28 1995

UNITED STATES BANKRUPTCY JUDGE

Staff Comment 14:       Please tell us why you do not disclose the prior name, Vestige, Inc., mentioned in exhibit 3.1.

14.  Please see revised disclosure.  The company did not previously disclose the name change because it believed that the value of the information was outweighed by the possibility that disclosing an additional and temporary name change could confuse investors.
Staff Comment 15:       Please briefly describe the consulting services provided in connection with the merger.

15.  Please see revised disclosure.

Business Operations, page 9

Staff Comment 16:       Please clarify the phrase “leveraging the value of the SCM platform to source and deliver” components and products for your customers.

16.  Please see revised disclosure.

Consolidated Results of Operations, page 10

Staff Comment 17:       We note throughout the discussion of your results of operations, you cite reasons for changes in net sales. However, the analysis of these changes is general and vague. Please revise to quantify the effects of volume and pricing changes on your revenues for each period presented. Refer to Item 303(a)(3)(iii) of Regulation S-K.

17. Please see revised disclosure.

Staff Comment 18:       We note that you attribute changes in your results of operations to various factors. For example, you state that SG&A costs decreased due to “cost control measures implemented . . ..  in 2007 in the areas of technology and distribution costs.” Please revise to quantify the effects of each of the significant items impacting your results for the period. Refer to Item 303(a)(3)(i) of Regulation S-K.

18.  Please see revised disclosure.

Staff Comment 19:       It appears that you have identified the significant items impacting your results of operations, however, your MD&A does not appear to provide sufficient analysis of these items in order for an investor to understand your results of operations.  Please expand your MD&A to discuss the underlying causes for the various changes. For example, discuss why sales of certain products are increasing while sales of other products are declining. In this regard, please also revise to discuss any known trends that have had or will have a material impact on your results. Refer to Item 303(a)(3)(ii) of Regulation S-K.

19.  Please see revised disclosure.

Net Sales, page 10

Staff Comment 20:       Please explain how “additional access to financial resources and bank borrowings” supported your growth in sales.

20.  Please see revised disclosure.

Income Taxes, page 11

Staff Comment 21:       Please discuss when the material tax preferences expire.

21. Please see revised disclosure.
Liquidity and Capital Resources, page 12

Staff Comment 22:       Please describe the “working capital investments necessary to support” your plans mentioned in the first sentence. Ensure that your disclosure makes clear to investors how those investments expand and support your programs.

22.  Please see revised disclosure.

Staff Comment 23:       We note your disclosed need for capital, including long-term debt. With a view toward disclosure, please tell us the extent to which the recent conditions in the credit market affect your liquidity and capital resources.

23.  Please see revised disclosure.

Staff Comment 24:       Please fully discuss the purchase price financing that you mention on page 26. Include the terms and amount of the financing and its effect on your liquidity and capital requirements. Compare the amount you charge customers to finance purchases with your cost to obtain financing.

24.  Please see revised disclosure.

Cash Flows from Operating Activities, page 12

Staff Comment 25:       Please explain how your service programs “mature” in a manner that result in reduced payables and deposits with customers.

25.  Please see revised disclosure.

Description of Business, page 17

Staff Comment 26:       Please disclose the nature of your intellectual property, including the duration and expiration.

26.  Please see revised disclosure.

Business Operations, page 18

Staff Comment 27:       Please disclose the material terms of your “banking relationships.”

27.  Please see revised disclosure.
Staff Comment 28:       Please describe the tax rebates, government subsidies and economic incentives mentioned on page 2. Clearly disclose how those programs affect your business and when they expire.

28. These incentives may affect our customers to the extent such customers export goods out of China, but do not have a significant effect on the company’s business.

Subsidiaries, page 18

Staff Comment 29:       Please explain the purpose of your corporate structure. For example, it is unclear why your relationship with SinoHub SCM Shenzhen is through a Declaration of Trust rather than direct ownership. Also, from your description of SinoHub Electronics Shanghai, it appears to be organized for the same purpose as other subsidiaries.

29.  Please see revised disclosure.

Staff Comment 30:       Please disclose the material terms of the January 30, 2008 Declaration of Trust. Also, file the agreement as an exhibit to the registration statement.

30.  Please see added disclosure and exhibit.

Staff Comment 31:       Please reconcile the dates in this section with the dates in section 6.2(i) of the Disclosure Schedule filed with exhibit 2.1.

31.  The dates referenced in the disclosure schedule are to the dates of the acquisition of two subsidiaries, while the dates in the subsidiary disclosure relate to date of incorporation.

Market Overview, page 20

Staff Comment 32:       Please provide us with copies of the sources of all data from Reed Electronics Research and the data on page 23 included in the prospectus. Please mark the materials so that they are keyed to the disclosure. Please tell us whether all data you cite is publicly available. Please also tell us whether the sources have consented to your use of their names and data, whether you commissioned any of the data or whether it was prepared for use in this registration statement.

32.  The data below was delivered to us in an Excel file. The data was used to construct the charts reflected in the prospectus.  This data was purchased by SinoHub for use by SinoHub for any purpose it sees fit, the only condition being that SinoHub may not resell this data.  The source has orally consented to the use of their name.  We do not believe that this data is publicly available.  We did not commission any of the data nor was any prepared for use in the registration statement.

US$M	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

USA Electronics Market	$471,107	$379,645	$336,473	$339,029	$367,976	$385,263	$400,882	$410,600	$427,656	$434,614
China Electronics Market	$81,761	$95,958	$113,609	$135,013	$163,167	$182,931	$202,151	$225,651	$256,177	$278,331

USA Electronics Production	$382,973	$319,825	$258,077	$255,700	$266,001	$266,680	$277,510	$283,355
China Electronics Production	$80,745	$95,708	$120,214	$161,490	$212,731	$260,161	$302,043	$359,427

source: Reed Electronics Research 2007

SinoHub SCM Services, page 25

Staff Comment 33:       Please clarify how an entity achieves and maintains “Client Coordinator Status.” Also disclose when the status expires.

33.  Please see revised disclosure.

Staff Comment 34:       From your disclosure on page 17 that the manufacturers and suppliers that you service are located in China, it is unclear why your import services are material. Please revise or advise.

34.  Please see revised disclosure.

Major Customers and Suppliers, page 27

Staff Comment 35:       Please disclose the availability of the electronic components and the names of the three suppliers. Also, clarify whether you have written agreements with any of the suppliers and, if applicable, disclose the material terms of the agreements.

35. Please see revised disclosure.

Staff Comment 36:       Please clarify why you do “not expect significant customer concentration to continue in the future.” Include a discussion of known trends in your Management’s Discussion and Analysis of Financial Condition and Results of Operations.

36.  Please see revised disclosure.

Directors and Executive Officers, page 29

Staff Comment 37:       Please reconcile your disclosure that appears to indicate that Mr. Cochran was a founder of SinoHub in 2005 with your disclosure on page 19 that appears to indicate that SinoHub was established in 1999.

37.  Please see revised disclosure.

Staff Comment 38:       Please clarify the meaning of your disclosure that Mr. Wang “handled” the product lines you cite.

38.  Please see revised disclosure.

Staff Comment 39:       Please disclose how your board is divided into three classes as mentioned in exhibit 3.3.

39.  Please see revised disclosure.

Outstanding Equity Awards at Fiscal Year End, page 31

Staff Comment 40:       Please clarify why footnote (1) refers to December 5, 2007 when the table is to present information at fiscal-year end.

40.  Please see revised disclosure.

Staff Comment 41:       Please provide the disclosure required by Instruction 2 to Regulation S-K Item 402(p)(2).

41.  Please see revised disclosure.

Employment Contracts, page 31

Staff Comment 42:       Please tell us whether you have employment contracts with Messrs. Cochran, Xia and Li. If you have employment contracts with them, please file the contracts as exhibits and disclose the material terms of the agreements.

42.  Other than the standard form contract with each of our employees in China, the form of which is filed as an exhibit, we do not have employment contracts with Messrs. Cochran, Xia or Li.

Corporate Governance Matters, page 32

Staff Comment 43:       Please reconcile your disclosure in the first paragraph that you intend to create audit and compensation committees with the subsequent disclosure in this section that you will do so only if “the board determines it to be advisable or [you] are otherwise required to do so . . .”

43.  Please see revised disclosure.

Certain Relationships and Related Transactions, page 32

Staff Comment 44:       Please file the agreements disclosed in this section.

44.  The note agreement with Mr. Cochran is filed as an exhibit.  Otherwise, there are no agreements related to the transactions disclosed in this section.

Staff Comment 45:       Please expand the paragraphs numbered 2 and 3 on page 33 to identify the member of the board of directors.

45.  Please see revised disclosure.

Staff Comment 46:       Please expand the paragraph numbered 2 to disclose the interest rate of the debt, the date the debt was issued, and the nature of the transaction in which the debt was issued.

46.  Please see revised disclosure.

Staff Comment 47:       Please expand the paragraph numbered 4 to:

•	Name the company owned jointly by your chairman and president. If this company is not also named on page 29, please tell us why not.

•	Disclose the nature of the “goods” sold and purchased from the related company. Include an explanation of the purpose of buying and selling goods to the related company.

•	Disclose the terms of the $1,300,000 of advances. Include when the advance was made and the interest rate.

Explain how the related company assisted with foreign exchange transactions and collecting customer remittances. From your revised disclosure, it should be clear why these types of services are not services that you are capable of providing for yourself given the description of your business in the prospectus.
•	Clarify why you disclose the amount of “use of cash” rather than the amount paid to the related party.

•	Explain how the amount of consideration paid in each transaction was determined.

47. Please see revised disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 33

Staff Comment 48:       Please expand the table to include Russell Cleveland. We note footnotes 9, 10, and 11 on page 39.

48.  Please see revised disclosure.

Registration Rights, page 35

Staff Comment 49:       Please clarify whether the registration rights mentioned in the first paragraph differ from the rights mentioned in the second paragraph. If they do differ, please clarify who holds the rights and the number of shares subject to the rights; file the related agreement as an exhibit to the registration statement.

49.  Please see revised disclosure.

Rule 144, page 35

Staff Comment 50:       Please revise to avoid referring to currently effective rule revisions in the future tense. Also, with a view toward disclosure, please tell us the number of securities that can be sold under rule 144 and when the restricted period ends.

50.  Please see revised disclosure.

Registration Rights, page 36

Staff Comment 51:       Please reconcile your disclosure on page 34 that you have no outstanding preferred stock with your disclosure of preferred stock in this section.

51. Please see revised disclosure.

Staff Comment 52:       Please disclose the date on which the lock-up expires. Also, with a view toward disclosure in the related-party transactions section of your prospectus, tell us whether related parties are subject to the lock-up.

52.  Please see revised disclosure.

Anti-Takeover Effects, page 36

Staff Comment 53:       Describe the “other provisions” mentioned in the first sentence of the last paragraph of this section.

53.  Please see revised disclosure.

Selling Stockholders, page 38

Staff Comment 54:       Please disclose in this section the transaction in which each selling stockholder acquired the offered shares. Include the date of the transaction, the amount of consideration paid, and the exercise price of the selling shareholder’s warrants. If securities were issued for services, please disclose the nature, amount and duration of the services.

54.  Please see revised disclosure.

Staff Comment 55:       Please tell us why the number of shares underlying warrants mentioned in the footnotes to this table does not match the number of shares underlying warrants mentioned in the fee table on the facing page of this registration statement.

55. Please see revised disclosure.

Plan of Distribution, page 40

Staff Comment 56:       Please reconcile your reference to a filing under Rule 424 in the fourth paragraph following the bullet list with Regulation S-K Item 512(a)(1)(iii).

56.  Please see revised disclosure where the reference to Rule 424 was removed.

Financial Statements, page F-1

Staff Comment 57:       Please update the financial statements as required by Rule 3-12 of Regulation S-X.

57. Please see financial statements.

Staff Comment 58:       Please include updated accountants’ consents with all amendments to the filing.

58.  Please see updated consent filed as an exhibit.

Note 1. Summary of Significant Accounting Policies and Organization, page F-18

Revenue Recognition, page F-21

Staff Comment 59:     Please tell us and revise to disclose whether you recognize revenue based on the gross amount billed to customers or the net amount retained in accordance with EITF 99-19 for all revenues from supply chain management services and electronic components sales. Include in your response a discussion of the factors listed in paragraphs 7-17 of EITF 99-19.

59.  Please see revised disclosure.

Foreign Currency Translation, page F-22

Staff Comment 60:       Based on disclosures provided herein, we note that your operations are primarily located outside of the U.S. We further note that your significant non-U.S. operations have their local currencies as their functional currency and primarily buy and sell using the same currency. Please revise this disclosure to clarify, if true, that your consolidated functional and reporting currency is the U.S. dollar. Otherwise, disclose in this note how you comply with SFAS 52.

60.  Please see revised disclosure.

Note 10. Stock Options, page F-27

Staff Comment 61:       We see that you used an expected volatility of 175% for valuing your stock options. Please revise to disclose the method you used for determining expected volatility. Please refer to paragraph A240(e)(2)(b) of SFAS 123® and SAB Topic 14.D.1.

61.  Please see revised disclosure.

Staff Comment 62:       Further to the above, we note that you used the grant date fair value of $0.09-$0.19 per share within the Black-Scholes option-pricing model to value these stock options. We also note from footnote 9 that you issued shares and warrants for services during 2007 at fair values of $0.0765-$0.116 per share. Please tell us and revise your filing to explain how you determined the fair value of your common stock. In your discussion please tell us how the related equity share transaction in November and December 2007 of 1,699,852 shares for cash proceeds of $1,330,000 impacted your assessment of fair value.

62.  Please see revised disclosure.

Recent Sales of Unregistered Securities, page 43

Staff Comment 63:       Please disclose the number of investors who received your shares in the May 2008 merger.

63.  Please see revised disclosure.

Staff Comment 64:       Please expand this section to provide all disclosure required by Item 701 of Regulation S-K. For example, we note the disclosure on page F-16 of the 1,699,852 shares issued for cash.

64. Please see revised disclosure.

Undertakings, page 46

Staff Comment 65:       Please do not change the language in required undertakings. For example, we note your omission of language required by Regulation S-K Item 512(h).

65.  Please see revised undertaking.

Exhibits

Staff Comment 66:       Please file the missing lease agreements mentioned under the heading “Properties” beginning page 28.

66. Please see the exhibits to the registration statement.  The lease associated with our Import/Export Department Office near Huanggang Customs has not been filed because the lease is not material.

Staff Comment 67:       Please file as exhibits the loan agreements disclosed in Note 5 on pages F-24 and F-25.

67.  Please see the exhibits to the registration statement.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to Adam M. Guttmann, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Henry T. Cochran
Henry T. Cochran

cc:           Tom Jones